Mail Stop 4561

February 3, 2010

Scott J. Yetter
President and Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, NJ 08619

>   **Re: Voxware, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2009**
>   **Filed September 28, 2009**
>   **File No. 000-021403**

Dear Mr. Yetter:

    We have reviewed your response letter dated January 22, 2010 in connection with the above-referenced filings and have the following comments. In our comments we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2010.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 8. Consolidated Financial Statements

Summary of Accounting Policies and Notes to Consolidated Financial Statements

Note 4. Accounts Payable and Accrued Expenses, page F-13

1.   In your response to prior comment 1 you indicate that $147,000 of the adjustment to accrued liabilities relates to commissions payable from sales that involved third parties with no formal commission agreements. Please tell us whether there were verbal agreements or understandings with the third parties and whether you believe the informal agreements are legally enforceable and your basis for this conclusion. If you do not believe there were verbal agreements with the third parties, explain to us how the arrangements operated such that the third party would be involved in the sale and the company would pay commissions based off of the sale. Also, please tell us if you obtained legal advice or an opinion

regarding the matter indicating whether or not the arrangements are legally enforceable.

2.   In your response to prior comment 1 you indicate that $68,000 of the adjustment to accrued liabilities relates to credit memos that you believe would never be utilized. Please describe the terms of the credit memos, including a description of how customers utilize them and any time period limitations or other restrictions on use. Tell us whether you believe these credit memos represent legally enforceable obligations and your basis for this conclusion.

3.   We note your response to prior comment 1 that $17,000 of the adjustment to accrued miscellaneous charges relates to reserves set up for inventory write-downs. Please describe how you record write-downs for inventory. Tell us how you considered the guidance in ARB 43, footnote 2 and SAB Topic 5.BB that specifies that write-downs of inventory to the lower of cost or market creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Note 7. Stock Options and Share-Based Compensation

Share-Based Compensation, page F-17

4.   In your response to prior comment 2 you provide a quantitative analysis of the impact of the error on the annual periods for the years ended June 30, 2007, 2008, and 2009 in addition to the quarterly periods in the fiscal year ended June 30, 2009. Please provide us with a quantitative analysis of the impact of the error on the quarterly periods in fiscal year ended June 30, 2008.   Explain to us how you evaluated the quantitative significance of the error to your quarterly and annual results of operations for the fiscal year ended June 30, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief